Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: July 24, 2025

Press Release Release date: July 24, 2025

Uniti and Windstream Obtain All Necessary Regulatory Approvals to Complete Merger

Uniti Receives Favorable Private Letter Ruling from IRS

LITTLE ROCK, Ark. – Uniti Group Inc. (“Uniti” or the “Company”) (Nasdaq: UNIT) and New Windstream, LLC (“Windstream”) jointly announced today the receipt of regulatory approval from the California Public Utilities Commission to complete the previously announced merger (the “Merger”) between Uniti and an affiliate of Windstream. All other state and federal regulatory approvals necessary for completion of the Merger were previously received, and the Company’s stockholders approved the Merger at a special meeting held on April 2, 2025. As a result, Uniti and Windstream expect the Merger to be completed after market close on or around August 1, 2025.

“We are thrilled to be crossing the finish line on our transformational merger with Windstream. This transaction creates a premier insurgent fiber provider that is uniquely positioned to accelerate the delivery of mission- critical, high-capacity connectivity to the businesses and communities across our footprint. Bringing these two organizations fully together unlocks tremendous opportunity for our customers, employees and stockholders, and I could not be more excited about the growth potential and innovation we will drive as one company,” commented President and Chief Executive Officer, Kenny Gunderman.

As previously announced, under the terms of the definitive merger agreement, an affiliate of Windstream will merge with and into Uniti, with Uniti surviving the Merger as an indirect, wholly owned subsidiary of Windstream Parent, Inc. Windstream Parent, Inc. will be renamed “Uniti Group Inc.” in connection with the Merger, and its common stock is expected to be listed on the Nasdaq Global Market under the symbol “UNIT” at the beginning of trading on or around August 4, 2025.

The Merger is expected to be a taxable transaction to Uniti’s stockholders. In addition, the Company has received a favorable private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax consequences of a post-closing restructuring, which is expected to result in a step-up in the tax basis of certain of the Company’s assets following the closing of the Merger.

ABOUT UNITI

Uniti, an internally managed real estate investment trust, is engaged in the acquisition and construction of mission critical communications infrastructure, and is a leading provider of fiber and other wireless solutions for the communications industry. As of March 31, 2025, Uniti owns approximately 147,000 fiber route miles, 8.8 million fiber strand miles, and other communications real estate throughout the United States. Additional information about Uniti can be found on its website at www.uniti.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended from time to time. Those forward-looking statements include all statements that are not historical statements of fact, including, without limitation, statements regarding the anticipated closing of the Merger of Uniti and Windstream and the future performance of Uniti, Windstream and the combined company following the Merger (the “Merged Group”).

Words such as "anticipate(s)," "expect(s)," "intend(s)," “estimate(s),” “foresee(s),” "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)," “appear(s),” “target(s),” “project(s),” “contemplate(s),” “predict(s),” “potential,” “continue(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although management believes that the assumptions underlying the forward-looking statements are reasonable, neither the Company nor the Merged Group can give any assurance that its expectations will be attained. Factors which could materially alter such expectations include, but are not limited to, the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, regulatory approvals obtained on terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of the Merged Group’s securities to be issued in connection with the Merger; disruptions of Uniti and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; demands on the Merged Group’s cash resources to make interest and principal payments on indebtedness and other expenses following closing of the Merger; changes in current or future state, federal or local laws, regulations or rules; the ultimate tax treatment of the Merger and related transactions; risks inherent in the communications industry and in the ownership of communications distribution systems, including potential liability relating to environmental matters and illiquidity of real estate investments; risks associated with general economic conditions; and additional factors described in the Company’s reports filed with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

All forward-looking statements are based on information and estimates available at the time of this communication and are not guarantees of future performance.

Except as required by applicable law, neither Uniti nor the Merged Group assumes any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

WHERE TO FIND ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Windstream and Uniti (the “proposed transaction”). In connection with the proposed transaction, Windstream filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC on February 12, 2025 and Uniti filed a proxy statement with the SEC on February 12, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus (when available) as well as other filings containing information about Windstream and Uniti, without charge, at the SEC’s website, http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus and each company’s other filings with the SEC may also be obtained free of charge from the respective companies. Copies of documents filed with the SEC by Windstream will be made available free of charge on Windstream’s investor relations website at https://investor.windstream.com/. Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti’s investor relations website at https://investor.uniti.com/.

INVESTOR AND MEDIA CONTACTS:

Paul Bullington, 251-662-1512

Senior Vice President, Chief Financial Officer & Treasurer

paul.bullington@uniti.com

Bill DiTullio, 501-850-0872

Senior Vice President, Investor Relations & Treasury

bill.ditullio@uniti.com